Exhibit 12.1

First BanCorp
Computation of Ratio of Earnings to Fixed Charges

Quarter Ended
March 31, 2014

Including Interest on Deposits
Earnings:
Pre-tax income from continuing operations	$17,970
Plus:
Fixed Charges (excluding capitalized interest)	30,218

Total earnings	$48,188

Fixed Charges:
Interest expensed and capitalized	$29,251
An estimate of the interest component within rental expense	967
Total Fixed Charges	$30,218
Ratio of Earnings to Fixed Charges	1.59

Excluding Interest on Deposits
Earnings:
Pre-tax income from continuing operations	$17,970
Plus:
Fixed Charges (excluding capitalized interest)	9,919

Total earnings	$27,889

Fixed Charges:
Interest expensed and capitalized	$8,952
An estimate of the interest component within rental expense	967

Total Fixed Charges	$9,919

Ratio of Earnings to Fixed Charges	2.81